Exhibit 21.1

Corporate Subsidiaries	State or Province of Incorporation

NutriVentures, LLC	Pennsylvania

NutriSystem Media, LLC	Nevada

Nutri/System IPHC, Inc.	Delaware

Slim and Tone, LLC	Pennsylvania

NutriSystem Fresh, Inc.	Delaware

NSI Retail, LLC	Virginia

Nutrisystem Alliance For Better Living LLC	Delaware

NSI TECH, Inc.	Delaware

Nutrisystem Everyday, LLC	Delaware

Nutrisystem DIY, LLC	Delaware